Exhibit 99.1

VIVOPOWER INTERNATIONAL PLC REPORTS UNAUDITED PRELIMINARY RESULTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

LONDON, January 17, 2024 (GLOBE NEWSWIRE) – VivoPower International PLC (Nasdaq: VVPR, the “Company” or “VivoPower”) today announced its half year unaudited preliminary results for the six months ended December 31, 2023.

Highlights for the half year ended December 31, 2023

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Revenue from continuing operations declined to $5.9 million, from $8.7 million in the half year ended December 31, 2022, reflecting a disciplined refocus on profitable revenues, especially from the Critical Power Services business unit, adverse foreign exchange movements (relating to the Australian dollar) and a heightened focus on scaling up the Electric Vehicle business unit.

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Net after-tax loss from continuing operations decreased to $7.8 million, as compared to a loss of $10.4 million in the half year ended December 31, 2022 despite the decline in revenues and increasing headcount in Tembo UK and Australia. This was aided by the focus on higher margin revenues as well as technology and outsourcing driven efficiency savings and reduced non-recurring costs.

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Tembo signed a definitive joint venture agreement with Francisco Motor Corporation in September 2023 to develop and supply electric utility vehicle (“EUV”) electrification kits for a new generation of electric jeepneys (e-jeepneys) in the Philippines.

●	VivoPower signed a joint venture with Geminum Pty Ltd in October 2023 to design, test and implement digital twins of Tembo’s EUVs and ancillary Vivopower sustainable energy solutions (SES).
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VivoPower’s Solar Development business unit has secured board and shareholder approval to spin off the majority of its portfolio in exchange for a distribution in kind in the form of stock in the spin off entity.

●	Tembo was honoured with the electrical vehicle innovation of the year award at the Tech Innovation Awards 2023 hosted in Dubai.

“Our unaudited preliminary half year results reflect a heightened focus on profitable revenues (especially from the Critical Power Services business unit led by Aevitas) as well as technology and outsourcing driven efficiency cost savings. As a result, while our revenues declined, our net loss from continuing operations contracted. Notwithstanding a very challenging macro environment for electric vehicle companies, we have made significant strategic and commercial progress with Tembo, our Electric Vehicle business unit. On the commercial front, in September 2023, Tembo signed a definitive joint venture agreement with Francisco Motor Corporation to develop and supply EUV electrification kits for a new generation of electric jeepneys (e-jeepneys) in the Philippines, which is expected to open up an estimated $10 billion total addressable market opportunity. On the operational front, we completed our first shipment of the next generation EUV conversion kits while our next generation pilot vehicle has now travelled more than 1000km without any issues as the team focuses on preparing the ramp-up in assembly required to meet the demand from our existing partners and customers. Further, following December 31, 2023, we achieved certain milestones required to proceed to a follow on strategic direct investment of $5 million into Tembo at a pre-money valuation of $120 million, from a private investment office based by a member of the ruling Al Maktoum family of Dubai.

With regards to our Solar Development business unit, we have secured Board approval for the spin off of the majority of our Solar Development assets based in the United States in exchange for a distribution in kind in the form of stock in the spin off entity. We expect the spin off to be completed before our fiscal year end.

Finally, for our Sustainable Energy Solutions business unit, we signed a joint venture with Geminum Pty Ltd in October 2023 to design, test and implement digital twins of Tembo’s EUVs and ancillary Vivopower sustainable energy solutions (SES)”.

The expected first half 2024 results set out above are preliminary and subject to the Company’s half year-end close procedures. The Company’s consolidated financial statements as of, and for the six months ended, December 31, 2023 are not yet available. Accordingly, the information presented herein reflects the Company’s preliminary estimates subject to the completion of the Company’s financial closing procedures and any adjustments that may result from the completion of the review of the Company’s consolidated financial statements. As a result, these preliminary estimates may differ from the actual results that will be reflected in the Company’s consolidated financial statements for the first half when they are completed and publicly disclosed. These preliminary estimates may change and those changes may be material.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

For further guidance on risks, uncertainties and other factors that can have an impact on our outcomes, please refer to Item 3. Key Information – D. Risk Factors, as reported in the Company’s Annual Report on Form 20-F, for the year ended June 30, 2023. Specifically, the consolidated financial statements included therein were prepared on a going concern basis and do not include any adjustments that result from uncertainty about our ability to continue as a going concern. However, if losses continue, and if we are unable to raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other material assets or other means, then we may not have sufficient liquidity to sustain our operations and may not be able to continue as a going concern. Similarly, the report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended June 30, 2023 includes an explanatory paragraph indicating that a material uncertainty exists which may cast material doubt on the group’s ability to continue as a going concern if it is unable to secure sufficient funding. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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